Exhibit 99.7
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto plc Results of voting at 2008 annual general meeting
17 April 2008
The Annual General Meeting of Rio Tinto plc was held on 17 April 2008.
Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure.
Resolutions 1 to 10 and 16 of the Rio Tinto plc annual general meeting fall into this category, and the results of the voting on these resolutions will be announced shortly after the Rio Tinto Limited annual general meeting which will be held in Australia on 24 April 2008.
The remaining resolutions 11 to 15 were put to Rio Tinto plc shareholders on a poll at the annual general meeting and the results as certified by the scrutineers, Computershare Investor Services PLC, were as follows:

						Vote
Resolutions		For	%	Against	%	withheld

11.	Approval of the use of e-communications for shareholder materials	625,836,411	99.91	533,922	0.09	649,615

12.	Authority to allot relevant securities under Section 80 of the Companies Act 1985	620,178,335	99.01	6,231,152	0.99	623,899

13.	Authority to allot equity securities for cash under Section 89 of the Companies Act 1985	624,464,785	99.68	2,032,298	0.32	536,303

14.	Authority to purchase Rio Tinto plc shares by the Company or Rio Tinto Limited	626,562,454	99.97	180,230	0.03	290,705

15.	Directors’ conflicts of interests — amendment to the Company’s Articles of Association	624,062,452	99.85	906,545	0.15	2,063,995

Cont.../

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, Australia	Media Relations, London
Amanda Buckley	Christina Mills
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 7781 1154
Mobile: +61 (0) 419 801 349	Mobile: +44 (0) 7825 275 605
Ian Head	Nick Cobban
Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 7781 1138
Mobile: +61 (0) 408 360 101	Mobile: +44 (0) 7920 041 003

Media Relations, Americas
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, Australia	Investor Relations, London
Dave Skinner	Nigel Jones
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 2049
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 227365

Simon Ellinor	David Ovington
Office: +61 (0) 7 3867 1607	Office: +44 (0) 20 7781 2051
Mobile: +61 (0) 439 102 811	Mobile: +44 (0) 7920 010 978

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk